SECURITY MIDWEST BANCORP, INC.
510 E. Monroe
Springfield, Illinois 62701

November 12, 2024

Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Security Midwest Bancorp, Inc.
      Registration Statement on Form S-1 (Commission File No. 333-282067)
      Withdrawal of Request for Acceleration of Effective Date

Ladies and Gentlemen:

Reference is made to our letter dated November 7, 2024, filed as correspondence via EDGAR on November 7, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, November 12, 2024 at 3:00 p.m. Eastern time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Security Midwest Bancorp, Inc. represents that none of the 1,256,375 shares of common stock subject to the Registration Statement were sold or will be sold as of the date hereof and will not be sold unless and until the Registration Statement covering such shares of common stock is declared effective by the Securities and Exchange Commission.

Please contact Ned Quint of Luse Gorman, PC at (202) 274-2007 if you have any questions concerning this matter.

Very truly yours,

/s/ Stephan P. Antonacci
Stephan P. Antonacci
President and Chief Executive Officer